AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON February 20, 2001
                                                    REGISTRATION NO. 333-______

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  -----------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                  -----------

                               KOPIN CORPORATION
             (Exact name of registrant as specified in its charter)

                 DELAWARE                             04-2833935
     (State or other jurisdiction of               (I.R.S. Employer
      incorporation or organization)              identification No.)

                          695 MYLES STANDISH BOULEVARD
                          TAUNTON, MASSACHUSETTS 02780
                                 (508) 824-6696
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            -----------------------

                                 JOHN C.C. FAN
   CHAIRMAN OF THE BOARD OF DIRECTORS, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               Kopin Corporation
                          695 Myles Standish Boulevard
                          Taunton, Massachusetts 02780
                                 (508) 824-6696
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            -----------------------

                                WITH COPIES TO:
                          JOHN J. CONCANNON III, ESQ.
                                Bingham Dana LLP
                               150 Federal Street
                                Boston, MA 02110
                                 (617) 951-8000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]________
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                         CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                                PROPOSED                 PROPOSED
                                          AMOUNT                 MAXIMUM                 MAXIMUM                  AMOUNT OF
     TITLE OF EACH CLASS OF                TO BE             OFFERING PRICE             AGGREGATE               REGISTRATION
   SECURITIES TO BE REGISTERED         REGISTERED(1)          PER SHARE(1)          OFFERING PRICE(1)                FEE
--------------------------------------------------------------------------------------------------------------------------------

Common stock, $0.01 par value            1,680,331              $9.95315             $16,724,586.49              $4,181.15
================================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee. Calculated in accordance with Rule 457(c), based on the offering of up to 1,680,331 shares at a purchase price of $9.95315 per share, which is the average of high and low prices reported in the consolidated reporting system of the Nasdaq National Market on February 16, 2001. It is not known how many shares will be purchased under this Registration Statement or at what price such shares will be purchased.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVe IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                                    PROSPECTUS

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                Subject to Completion, dated February 20, 2001


                                1,680,331 SHARES

                               KOPIN CORPORATION

                         COMMON STOCK, $0.01 PAR VALUE


     This prospectus relates to the sale of up to 1,680,331 shares of our common stock, $0.01 par value per share, of Kopin Corporation by certain selling stockholders of ours identified in this prospectus, for their respective accounts.

     Our common stock is listed on the Nasdaq National Market under the symbol "KOPN". On February 16, 2001 the closing sale price of our common stock, as reported on the Nasdaq National Market, was $10.375 per share.

     The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the National Market System of the Nasdaq Stock Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. More information is provided in the section titled "Plan of Distribution."

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER, SEE "RISK FACTORS," BEGINNING ON PAGE 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.



                The date of this Prospectus is          , 2001.

                           -------------------------

                               TABLE OF CONTENTS

                                                        Page

Risk Factors                                              3

Forward-Looking Statements                                8

Kopin Corporation                                         9

Recent Developments                                       9

Use of Proceeds                                           9

Selling Stockholders                                     10

Plan of Distribution                                     12

Legal Matters                                            12

Where You Can Get More Information                       13

Certain Information We Are Incorporating By Reference    13

     THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SEC. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THiS PROSPECTUS. NO ONE ELSE IS AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below, that could have a material adverse effect on our business, including our operating results and financial condition. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.


OUR REVENUE AND CASH FLOW COULD BE NEGATIVELY AFFECTED BY THE LOSS OF ANY OF THE FEW CUSTOMERS WHO ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR REVENUES.

     A few customers account for a substantial portion of our revenues. Sales of our heterojunction bipolar transistor wafers, or HBT transistor wafers, to Conexant Systems accounted for approximately 46%, 49% and 59% of our total revenues for the years ended December 31, 2000, 1999 and 1998, respectively. Sales of our HBT transistor wafers to Mitsubishi Electric Company of Japan accounted for 11% and 13% for the years ended December 31, 2000 and 1999. For the years ended December 31, 2000, 1999 and 1998, revenues from multiple contracts with various U.S. governmental agencies accounted for approximately 2%, 7% and 14%, respectively, of our total revenues. We anticipate that sales of our HBT transistor wafers to Conexant will continue to represent a significant portion of our revenues for the near future. A reduction in research and development contracts from the U.S. government or a reduction or delay in orders from Conexant or any of our other significant customers would materially reduce our revenue and cash flow and adversely affect our ability to achieve and maintain profitability.


IF WE ARE UNABLE TO SIGNIFICANTLY INCREASE OUR CYBERDISPLAY PRODUCTION CAPACITY AND REDUCE OUR CYBERDISPLAY PRODUCTION COSTS, OUR BUSINESS WILL SUFFER.

     We expect to significantly increase our CyberDisplay production capacity in 2000 in an attempt to meet anticipated increased demand. We are also attempting to embark on an initiative to increase the volume of production produced by third party manufacturers, in order to increase capacity and lower unit production costs. If we are unable to successfully increase our CyberDisplay production capacity and reduce manufacturing costs, we may lose customer orders and our display business will remain unprofitable.


OUR CYBERDISPLAY PRODUCTS MAY NOT BE WIDELY ACCEPTED BY THE MARKET.

     Our success will in large part depend on the widespread adoption of the viewing format of our CyberDisplay. Our success also depends upon the widespread consumer acceptance of our customers' products. Potential customers may be reluctant to adopt our CyberDisplay products because of concerns surrounding perceived risks relating to:

     o  The introduction of our display technology generally;

     o  Consumer acceptance of our CyberDisplay products; and

     o The relative complexity, reliability, usefulness and cost-effectiveness of our display products compared to other display products available in the market or that may be developed by our competitors.

     In addition, our customers may be reluctant to rely upon a relatively small company such as Kopin for a critical component. We cannot assure you that prospective customers will adopt our CyberDisplay products or that consumers will accept our CyberDisplay products. If we fail to achieve market acceptance of our CyberDisplay products, our business may not be successful and the value of your investment in Kopin may decline.

OUR SUCCESS DEPENDS ON THE CONTINUED GROWTH AND EVOLUTION OF THE WIRELESS COMMUNICATIONS MARKET.

     Sales of products for wireless communications applications constitute substantially all of our current, and a significant portion of our projected, product revenues and cash flows. The implementation of higher bandwidth infrastructure will be needed to drive the development of the next generation of wireless communications services. These developments include data oriented services, such as Internet browsing capabilities and the ability to view e-mail and other information that should increase the demand for our products. Our success will depend in large part on the widespread adoption of this infrastructure and the cost-effectiveness of these services to the consumer. We may be unable to grow or sustain our business if there is a slowdown in the wireless communications market.


WE GENERALLY DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS, WHICH MAKES FORECASTING OUR REVENUES AND OPERATING RESUlTS DIFFICULT.

     We generally do not enter into agreements with our customers obligating them to purchase our products. Our business is characterized by short-term purchase orders and shipment schedules and we generally permit orders to be canceled or rescheduled without significant penalty. As a result, forecasting our revenues is difficult. In addition, due to the absence of substantial noncancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Our operating results are difficult to forecast because we are continuing to invest in capital equipment and increasing our operating expenses for personnel and new product development. If we fail to accurately forecast our revenues and operating results, our business may not be successful and the value of your investment in Kopin may decline.


POTENTIAL FLUCTUATIONS IN OPERATING RESULTS MAKE FINANCIAL FORECASTING DIFFICULT AND COULD AFFECT THE PRICE OF OUR COMMON STOCK.

     Our quarterly and annual revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. You should not rely on our revenues and our operating results for any one quarter or year as an indication of our future revenues or operating results. Our revenues and our results of operations may fluctuate for several reasons including:

     o The timing and successful introduction of additional manufacturing capacity;

     o The timing of the initial selection of our HBT transistor wafers and CyberDisplay products as a component in our customers' new products;

     o  Market acceptance of our and our customers' products;

     o Competitive pressures on selling prices of our CyberDisplay and HBT transistor wafer products;

     o  The timing and cancellation of customer orders;

     o Our ability to introduce new products and technologies on a timely basis;

     o  Our ability to successfully reduce costs; and

     o  The cancellation of U.S. government contracts.

     If our quarterly revenues or results of operations fall below expectations of investors or public market analysts, the market price of our common stock could fall substantially.


DISRUPTIONS OF OUR HBT TRANSISTOR WAFER PRODUCTION WOULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     If we were to experience any significant disruption in the operation of our facilities, we would be unable to supply HBT transistor wafers to our customers. Our manufacturing processes are highly complex and customer specifications are extremely precise. We periodically modify our processes in an effort to improve yields and product performance and to meet particular customer requirements. We are broadening our volume production capabilities to produce HBT transistor wafers up to six inches in diameter. Process changes or other problems that occur in the complex manufacturing process can result in interruptions in production or significantly reduced yields. Additionally, as we introduce new equipment into our manufacturing processes, our HBT transistor wafer products could be subject to especially wide variations in manufacturing yields and efficiency. We may experience manufacturing problems that would result in delays in product introduction and delivery or yield fluctuations. We are also subject to the risks associated with the shortage of raw materials used in the manufacture of our products.


WE MAY NOT BE ABLE TO MEET ANTICIPATED INCREASED CUSTOMER DEMAND FOR HBT TRANSISTOR WAFERS IF OUR SUPPLIERS ARE UNABLE TO RAPIDLY INCREASE THEIR PRODUCTION CAPACITY.

     Although a majority of the HBT transistor wafers that we currently manufacture are four-inch HBT transistor wafers, we expect that customer demand for six-inch HBT transistor wafers will increase substantially in the near future. Our ability to manufacture six-inch HBT transistor wafers will be limited by our supplier's ability to provide us with the six-inch gallium arsenide wafers that we use in our manufacturing process. Our suppliers' ability to provide us with six-inch wafers is limited. As a result, if our customers' demand for six-inch HBT transistor wafers increases substantially, as is anticipated, and if our suppliers are unable to provide us with a sufficiently greater number of six-inch wafers, we will not be able to meet our customers' demand for finished six-inch HBT transistor wafers. If we are unable to meet this demand, we may lose customer orders and have less revenue.


WE WOULD BE UNABLE TO MANUFACTURE AND DISTRIBUTE OUR CYBERDISPLAY PRODUCTS IF THE THIRD PARTIES WE RELY ON FOR MANUFACTURING AND PACKAGING FAIL TO PROVIDE THOSE SERVICES.

     We depend on United Microelectronics Corporation, or UMC, and its affiliate, Unipac Optoelectronics, for the fabrication of integrated circuits and a portion of the packaging of our CyberDisplay products. We have no long-term contracts with these companies, both of which are located in Taiwan. If these companies were to terminate their arrangements with us or become unable to provide the required capacity and quality on a timely basis, we would be unable to manufacture and ship our CyberDisplay products until replacement foundry or packaging services could be obtained. Furthermore, we cannot assure you that we would be able to establish alternative manufacturing and packaging relationships on acceptable terms.

     Our reliance on UMC and Unipac involves certain risks, including:

     o  The lack of control over production capacity and delivery schedules;

     o Limited control over quality assurance, manufacturing yields and production costs; and

     o The risks associated with international commerce, including unexpected changes in legal and regulatory requirements, changes in tariffs; and

     o  trade policies and political and economic instability.

     UMC and Unipac, as well as several other third parties with which we do business, are located in Taiwan. In 1999, Taiwan experienced several earthquakes which resulted in many Taiwanese companies including UMC and Unipac experiencing related business interruptions. Our business could suffer significantly if UMC, Unipac or other significant vendor operations were disrupted again for an extended period of time.

     We also depend on third parties to provide critical raw materials and integrated circuit chip sets for use with our CyberDisplay products. Motorola currently produces integrated circuit chip sets for use with our CyberDisplay products in camcorders. If Motorola or any other third party were unable to supply these integrated circuit chip sets and other critical raw materials, we would be unable to sell our CyberDisplay products until a replacement supplier could be found. In addition, if a third party raw material supplier shipped defective material to us, it would adversely impact our yield and profitability. In the third quarter of fiscal 2000, a couple of suppliers could not supply us with the quantity and quality of raw materials needed for our CyberDisplay production. This negatively impacted our yield and our ability to meet customer orders. Any interruption in our ability to manufacture and distribute our CyberDisplay products could cause our display business to be unsuccessful and the value of your investment in Kopin may decline.


WE MAY NOT BE ABLE TO OPERATE MULTIPLE MANUFACTURING FACILITIES SUCCESSFULLY.

     A critical part of our business strategy is the expansion of our production capacity. We are establishing a second facility to manufacture our HBT transistor wafers and we are also establishing additional internal and or third party manufacturing capability to produce our CyberDisplay products. To date, we have operated only one facility for each of our product lines, and we have no experience operating multiple facilities to manufacture a single product line.

     Our ability to successfully operate additional manufacturing sites will depend on a number of factors including:

     o The identification and availability of appropriate and affordable sites;

     o The management of facility construction and development timing and costs;

     o The establishment of adequate management and information systems and financial controls; and

     o The adaptation of our complex manufacturing process in our additional sites.

     Additionally, we cannot be sure that any new manufacturing facilities will have operating results similar to those of our current facilities. Any failure to effectively implement our expansion strategy would adversely impact our ability to grow our business.


INCREASED COMPETITION MAY RESULT IN DECREASED DEMAND OR PRICES FOR OUR
PRODUCTS.

     Competition in the markets for our products is intense. We compete with several companies primarily engaged in the business of designing, manufacturing and selling integrated circuits or alternative display technologies, as well as the supply of other discrete products. Our competitors could develop new process technologies that may be superior to ours, including technologies that target markets in which our products are sold. Many of our existing and potential competitors have strong market positions, considerable internal manufacturing capacity, established intellectual property rights and substantial technological capabilities. Furthermore, they also have greater financial, technical, manufacturing, marketing and personnel resources than we do, and we may not be able to compete successfully with them.

     In addition, many of our existing and potential customers manufacture or assemble wireless communications devices and have substantial in-house technological capabilities. If one of our large customers establishes internal design and manufacturing capabilities, it could have an adverse effect on our operating results.

     We expect competition to increase. This could mean lower prices or reduced demand for our products. Any of these developments would have an adverse effect on our operating results.


IF WE FAIL TO KEEP PACE WITH CHANGING TECHNOLOGIES, WE MAY LOSE CUSTOMERS.

     The advanced semiconductor materials and display industries are characterized by rapidly changing customer requirements and evolving technologies and industry standards. To achieve our goals, we need to enhance our existing products and develop and market new products that keep pace with continuing changes in industry standards and requirements and customer preferences. If we cannot keep pace with these changes, our business could suffer.


WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS.

     Our success depends in part on our ability to obtain patents and licenses and to preserve other intellectual property rights covering our products and manufacturing processes. To that end, we have obtained certain domestic and foreign patents and we intend to continue to seek patents on our inventions when appropriate. We also attempt to protect our proprietary information with contractual arrangements and under trade secret laws. Our employees and consultants generally enter into agreements containing provisions with respect to confidentiality and the assignment of rights to inventions made by them while in our employ. If these measures fail to adequately protect our intellectual and proprietary rights, our business will not be successful and the value of your investment in Kopin may decline.


OUR BUSINESS COULD SUFFER IF WE LOSE THE SERVICES OF, OR FAIL TO ATTRACT, KEY PERSONNEL.

     In order to continue to provide quality products in our rapidly changing business, we believe it is important to retain personnel with experience and expertise relevant to our business. Our success depends in large part upon a number of key management and technical employees. The loss of the services of one or more key employees, including John C.C. Fan, our President and Chief Executive Officer, could seriously impede our success. We do not maintain any "key-man" insurance policies on Dr. Fan or any other employees. In addition, due to the level of technical and marketing expertise necessary to support our existing and new customers, our success will depend upon our ability to attract and retain highly skilled management, technical, and sales and marketing personnel. Competition for highly skilled personnel is intense and there may be only a limited number of persons with the requisite skills to serve in these positions. We may be unsuccessful in attracting and retaining these personnel.

WE MAY BE UNABLE TO CONTINUE TO GROW AT OUR HISTORICAL GROWTH RATES OR TO MANAGE OUR GROWTH EFFECTIVELY.

     In 1999 and 2000 we experienced significant growth in our HBT transistor wafer business and in our CyberDisplay business. This growth has placed significant strain on our limited administrative, operational and financial resources. We cannot assure you that our systems, procedures, controls and existing and planned space will be adequate to support our future operations. As a result of these concerns, we cannot be sure that we will continue to grow, or, if we do grow, that we will be able to maintain our historical growth rate.

WE MAY PURSUE ACQUISITIONS AND INVESTMENTS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     In the past we have made, and in the future we may make, acquisitions of and investments in businesses, products and technologies that could complement or expand our business. If we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition or integrate the acquired businesses, products or technologies into our existing business and products. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization expenses and write-downs of acquired assets.


WE MAY INCUR SIGNIFICANT LIABILITIES IF WE FAIL TO COMPLY WITH STRINGENT ENVIRONMENTAL REGULATIONS OR IF WE DID NOT COMPLY WITH THESE REGULATIONS IN THE PAST.

     We are subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic or otherwise hazardous chemicals used in our manufacturing process. Although we believe that our activities conform to environmental regulations, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or a cessation of operations. We cannot assure you that we have not in the past violated applicable laws or regulations, which could result in required remediation or other liabilities.


THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE IN THE FUTURE.

     The trading price of our common stock has been subject to wide fluctuations in response to quarter-to-quarter variations in results of operations, announcements of technological innovations or new products by us or our competitors, general conditions in the wireless communications, semiconductor and display markets, changes in earnings estimates by analysts or other events or factors. In addition, the public stock markets have experienced extreme price and trading volatility in recent months. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.


                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of the securities laws that are based on current expectations, estimates, forecasts and projections about the industries in which Kopin operates, management's beliefs and assumptions made by management. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of Kopin. Words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "likely", "will", "should" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause or contribute to such differences in outcomes and results, include, but are not limited to, those discussed above in "Risk Factors", in information incorporated by reference and elsewhere in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. Kopin cautions readers not to place undue reliance on such statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                               KOPIN CORPORATION

     Kopin is a leading developer and manufacturer of advanced semiconductor materials and miniature flat panel displays. We use our proprietary technology to design, manufacture and market products used in highly demanding wireless communications and high resolution portable consumer electronics applications. Our products enable our customers to develop and market an improved generation of products for these target applications.

     We produce two types of high performance components: our HBT transistor wafers and our CyberDisplay products.

     o Our HBT transistor wafer product is a customer specific array of vertically oriented transistors based on a gallium arsenide wafer. Our customers use our HBT transistor wafers to produce high performance integrated circuits used primarily in wireless and optical communications products. We believe that integrated circuits manufactured with our HBT transistor wafers are well suited for applications that require low power consumption and high frequency performance. Our product enables our customers to manufacture components for wireless handsets that feature reduced size, extended battery life, increased talk time and improved signal quality.

     o Our CyberDisplay products are miniature, high performance, high resolution, low cost displays for consumer electronics and mobile communications devices. Our commercially available CyberDisplay product is a 0.24 inch diagonal display which uses a lens and backlight to deliver high resolution video and data images equivalent to viewing a 20 inch diagonal monitor from a distance of five feet. We believe our CyberDisplay products are well suited for high resolution, high information content applications, including viewing images in camcorders and digital cameras, and reading e-mail and browsing the Internet using digital wireless handsets, pagers and other consumer electronics devices.

     We were incorporated in Delaware in 1984. Our principal executive offices are located at 695 Myles Standish Boulevard, Taunton, Massachusetts, 02780. Our telephone number is (508) 824-6696 and our web site is located at www.kopin.com. Information contained in our web site is not a part of this prospectus.


                              RECENT DEVELOPMENTS

     On October 18, 2000, Kopin completed the acquisition of Super Epitaxial Products, Inc., a privately held Maryland corporation focused on the development and commercialization of advanced semiconductor materials and devices, through a merger of K-Merger Corp., a Delaware corporation and our direct wholly-owned subsidiary, with and into Super Epitaxial Products. Upon consummation of the merger, the separate existence of K-Merger Corp. ceased, Super Epitixial Products became our direct wholly-owned subsidiary and each outstanding share of Super Epitaxial Products' common stock was converted into
 .048285 shares of our common stock, representing 1,680,331 shares of our common stock.


                                USE OF PROCEEDS

     Kopin will not receive any proceeds from the sale of the shares of common stock offered pursuant to this registration statement by the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of common stock of Kopin as of February 20, 2001, by each of the selling stockholders. The selling stockholders covered by this prospectus are persons who received Kopin common stock in exchange for shares of common stock of Super Epitaxial Products in connection with our acquisition of Super Epitaxial Products on September 18, 2000.

     Our registration of the shares of common stock covered by this prospectus does not necessarily mean that the selling stockholders will sell all or any of the shares. The information provided in the table below with respect to each selling stockholder has been obtained from such selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with Kopin or any of its predecessors or affiliates. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming each selling stockholder sells all of their shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they last provided to Kopin any information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933. Certain selling stockholders have not provided updated information to us regarding the shares of common stock beneficially owned by them.


                                                SHARES                NUMBER            SHARES
NAME OF SELLING STOCKHOLDER               BENEFICIALLY OWNED        OF SHARES     BENEFICIALLY OWNED
                                          PRIOR TO OFFERING (1)   BEING OFFERED    AFTER OFFERING(1)
                                                                                   NUMBER    PERCENT
Chen, J.C.                                           301,057             301,057      -         *
Chen, J.C. & Ming Chao                                19,049              19,049      -         *
J.C. Chen/Tech Shares                                111,780             111,780      -         *
Hsieh, Kai-Liang                                     293,334             293,334      -         *
Liu, Ming-Ming                                        24,143              24,143      -         *
Hsieh, Kuo-Pao                                       146,062             146,062      -         *
Hsieh, Grace                                          12,071              12,071      -         *
Chen, Jack C.                                        155,720             155,720      -         *
Chen, Hui Hsuan                                       10,180              10,180      -         *
Chen, Teddy                                           80,858              80,858      -         *
Lu, Fang Ming                                         82,649              82,649      -         *
Chang, Charley                                        82,649              82,649      -         *
Liu, Wen-Ping                                         82,649              82,649      -         *
Chu, Tony & Grace                                     25,591              25,591      -         *
Ju, Tien-Lee                                          46,837              46,837      -         *
Foons, Choons Tow                                      3,621               3,621      -         *
Jau, Ming Hai & Ying, Sueping                         14,123              14,123      -         *
Chao, Ming Y.                                         11,347              11,347      -         *
Hsieh, Kual Fen                                       45,503              45,503      -         *
Asuncion, Orlando                                        121                 121      -         *
Hsieh, Li-Kuan                                        10,401              10,401      -         *
His, Chih Hsung                                       38,119              38,119      -         *
Hon, Schan-Jing                                        2,414               2,414      -         *
Chen, Shun-Ming                                        6,036               6,036      -         *
Hsieh, Kuei Shu                                        4,153               4,153      -         *
Tseng, Yu-Pi                                           2,028               2,028      -         *
Wang, Yuh-Fang                                         1,207               1,207      -         *


Ho, Yu-Fang                                              604                 604      -         *
Lee, Che-Mon                                             966                 966      -         *
Huang, Rong-Ting                                         966                 966      -         *
Lin, Chih Liang                                        6,036               6,036      -         *
Lee, Tony Jer Fu                                         604                 604      -         *
Hsien, Maylin                                            604                 604      -         *
Chen, Chun Sheng                                       2,776               2,776      -         *
Liu, Cheng Ming                                        3,018               3,018      -         *
Liu, Kuo Kuang                                         3,018               3,018      -         *
Lin, TienLi                                            2,414               2,414      -         *
Chang, Kuo-Tung                                        4,829               4,829      -         *
Yang, Su Lin                                           6,760               6,760      -         *
Huang, Ching Yuh                                         362                 362      -         *
Yin, Su-Chen                                             483                 483      -         *
Chung, Jung-Chiu                                      18,107              18,107      -         *
Lee, Yvonne                                              604                 604      -         *
Don Piccone                                               48                  48      -         *
Chang Su Hwang                                         1,207               1,207      -         *
Lou Hann Hua                                           1,207               1,207      -         *
Chen Ming                                              1,207               1,207      -         *
Lin Chi Pen                                            1,207               1,207      -         *
Sueping Ying                                             483                 483      -         *
L.M. Lee                                               1,630               1,630      -         *
Tien Chi Chen                                          3,018               3,018      -         *
Chu Tian Chiou                                         1,207               1,207      -         *
Ting Yi                                                  604                 604      -         *
Chou, Hsieh Hwa                                        1,791               1,791      -         *
Hsien, Kuei-Shin                                         568                 568      -         *
Allen C. Yin                                             302                 302      -         *


*        Less than 1% of the outstanding shares of Common Stock.

(1) Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended.

                              PLAN OF DISTRIBUTION

     The selling stockholders or their donees, pledgees, transferees and other successors in interest may sell or distribute the shares of common stock described in this prospectus directly to purchasers as principals or through one or more underwriters, brokers, dealers or agents as follows:

     o from time to time in one or more transactions, which may involve block transactions;

     o on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Stock Market,

     o  in transactions otherwise than in the over-the-counter market; or

     o  in the over-the-counter market;

     o  in private transactions;

     o  through options; or

     o  a combination of any of the above transactions.

     Any of these transactions may be effected at market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed price in each case as determined by the selling stockholder or by agreement between the selling stockholder and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, brokers, dealers or agents, the selling stockholders may compensate these underwriters, brokers, dealers or agents in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of securities for whom they may act as agent. These compensatory discounts, concessions or commissions may be in excess of those customary in the types of transactions involved as to particular underwriters, brokers, dealers or agents. The selling stockholders and any brokers, dealers or agents that participate in the distribution of the shares of common stock described in this prospectus may be deemed to be underwriters, and any profit on the sale of such shares by them and any discounts, concessions or commissions received by any of these underwriters, brokers, dealers or agents may constitute underwriting discounts and commissions under the Securities Act of 1933.

     Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     We will pay all of the expenses incident to the registration, offering and sale of the shares of common stock described in this prospectus to the public hereunder, other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The selling stockholders will pay all such underwriting discounts and selling commissions, if any. We will not receive any of the proceeds from the sale of any of the shares of common stock described herein by the selling stockholders.


                                 LEGAL MATTERS

     Bingham Dana LLP, Boston, Massachusetts has given its opinion that the shares offered in this prospectus have been validly issued and are fully paid and non-assessable.

                       WHERE YOU CAN GET MORE INFORMATION

     Kopin is subject to the reporting requirements of the Securities Exchange Act of 1934 and files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC's Web site at http://www.sec.gov. The common stock of Kopin is listed on the Nasdaq National Market, and you can read and inspect our filings at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.


             CERTAIN INFORMATION WE ARE INCORPORATING BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Kopin has filed a Registration Statement on Form S-3 under the Securities Act of 1933 with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the Registration Statement on Form S-3, as permitted by the SEC. Refer to the Registration Statement on Form S-3, including the exhibits, for further information about Kopin and the common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above.

     We incorporate by reference the documents listed below, and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to termination of the offering:


     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     o Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999;

     o  Our Definitive Proxy Statement filed on April 21, 2000;

     o Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2000;

     o Our Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2000;

     o Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000; and

     o The description of the Common Stock contained in the Company's Registration Statement on Form S-1 filed with the SEC under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     Upon request, Kopin will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any information that was incorporated by reference in the prospectus (other than exhibits to documents, unless the exhibits are specifically incorporated by reference into the prospectus). We will also provide upon request, without charge to each person to whom a copy of this prospectus has been delivered, a copy of all documents filed from time to time by Kopin with the SEC pursuant to the Exchange Act of 1934. You should direct a request for such copies to: Investor Relations, Kopin Corporation, 695 Myles Standish Boulevard, Taunton, Massachusetts 02780, (508) 824-6696

===================================          ===================================

We have not authorized any dealer,
salesperson or other person to give
any information or to make any
representations not contained in                     1,680,331 SHARES
this prospectus or any prospectus
supplement. You must not rely on
any unauthorized information. Neither
this prospectus nor any prospectus
supplement is an offer to sell or a
solicitation of an offer to buy any
of these securities in any jurisdiction
where an offer or solicitation is not
permitted. No sale made pursuant to
this prospectus shall, under any
circumstances, create any implication
that there has not been any change in                KOPIN CORPORATION
the affairs of Kopin since the date
of this prospectus.
                                                       COMMON STOCK




         TABLE OF CONTENTS                            --------------
                                                        PROSPECTUS
                                Page
Risk Factors.................     3                    ______, 2001

Forward-Looking Statements...     8                   --------------

Kopin Corporation............     9

Recent Developments..........     9

Use of Proceeds..............     9

Selling Stockholders.........    10

Plan of Distribution.........    12

Legal Matters................    12

Where You Can Get More
Information..................    13

Certain Information We Are
Incorporating By Reference...    13








=====================================      =====================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee and the listing fee are estimated):


SEC Registration Fee                                              $ 4,181.15
Legal Fees and Expenses                                            10,000
Accountants' Fees and Expenses                                      5,000
Miscellaneous Costs                                                 5,000
                                                                  -----------
         Total                                                   $24,181.15

     All expenses in connection with the issuance and distribution of the securities being offered shall be borne by Kopin.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein.

     The Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws of Kopin, copies of which are filed herein as Exhibits 4.1(a),(b) and (c) and Exhibit 4.2, include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and (ii) authorize Kopin to indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. Kopin has purchased an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities arising under the Securities Act or otherwise.


ITEM 16. EXHIBITS


EXHIBITS
4.1(a)*        Amended and Restated Certificate of Incorporation of the Registrant.

4.1(b)**       Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant.

4.1(c)***      Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant.

4.2****        Amended and Restated By-laws, as amended, of the Registrant.

5              Opinion of Bingham Dana LLP.

23.1           Consent of Bingham Dana LLP (included in Exhibit 5).



23.2           Consent of Deloitte & Touche LLP.

24.1           Power of Attorney (included in signature pages hereto).

       --------------
       * Filed as Exhibit 3.1 to registration statement on Form S-1, File No. 33-57450 and incorporated herein by reference.
       ** Filed as Exhibit 3.2(a) to Form 10-Q for the quarterly period ended July 1, 2000, File No. 000-19882 and incorporated herein by reference.
       *** Filed as Exhibit 3.2(b) to Form 10-Q for the quarterly period ended July 1, 2000, File No. 000-19882 and incorporated herein by reference.
       **** Filed as Exhibit 3.2 to registration statement on Form S-1, File No. 33-57450 and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

                           (1) To file, during any period in which offers or
                  sales are being made pursuant to this Registration Statement, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

                           (2) That, for the purpose of determining any
                  liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                           (3) To remove from registration by means of a
                  post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Kopin Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Taunton in the Commonwealth of Massachusetts, on this 16th day of February, 2001.

                           KOPIN CORPORATION

                           By:/s/ John C.C. Fan
                              -------------------------
                              John C.C. Fan
                              Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby appoint each of John C.C. Fan and Richard A. Sneider severally, acting alone and without the other, his true and lawful attorney-in-fact with the authority to execute in the name of each such person, any and all amendments (including without limitation, post-effective amendments) to this Registration Statement on Form S-3, to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act, and to file such registration statements with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, necessary or advisable to enable the Registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the Registration Statement as the aforesaid attorney-in-fact executing the same deems appropriate.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

     Signature                                     Title                               Date

/s/ John C.C. Fan
-----------------------------          Chief Executive Officer, President           February 16, 2001
John C.C. Fan                          (Principal Executive Officer) and
                                       Director

/s/ David E. Brook
-----------------------------          Director and Secretary                       February 16, 2001
David E. Brook

/s/ Andrew H. Chapman
-----------------------------          Director                                     February 16, 2001
Andrew H. Chapman

/s/ Morton Collins
-----------------------------          Director                                     February 16, 2001
Morton Collins

/s/ Chi Chia Hsieh
-----------------------------          Director                                     February 16, 2001
Chi Chia Hsieh


-----------------------------          Director                                     February 16, 2001
Michael A. Wall

/s/ Richard A. Sneider
-----------------------------          Chief Financial Officer                      February 16, 2001
Richard A. Sneider                     (Principal Accounting Officer and
                                       Principal Financial Officer)


                                 EXHIBIT INDEX

4.1(a)*        Amended and Restated Certificate of Incorporation of the
               Registrant.

4.1(b)** Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant.

4.1(c)***      Certificate of Amendment of Amended and Restated Certificate of
               Incorporation of the Registrant.

4.2****        Amended and Restated By-laws, as amended, of the Registrant.

5              Opinion of Bingham Dana LLP.

23.1           Consent of Bingham Dana LLP (included in Exhibit 5).

23.2           Independent Auditors' Consent - Deloitte & Touche LLP.

24.1           Power of Attorney (included in signature pages hereto).

         --------------
         * Filed as Exhibit 3.1 to registration statement on Form S-1, File No. 33-57450 and incorporated herein by reference.
         ** Filed as Exhibit 3.2(a) to Form 10-Q for the quarterly period ended July 1, 2000, File No. 000-19882 and incorporated herein by reference.
         *** Filed as Exhibit 3.2(b) to Form 10-Q for the quarterly period ended July 1, 2000, File No. 000-19882 and incorporated herein by reference.
         **** Filed as Exhibit 3.2 to registration statement on Form S-1, File No. 33-57450 and incorporated herein by reference.

                                                                      Exhibit 5

                                BINGHAM DANA LLP
                               150 Federal Street
                                Boston, MA 02110



                               February 20, 2001

Kopin Corporation
695 Myles Standish Boulevard
Taunton, Massachusetts  02780-1042

     Re: Registration Statement on Form S-3 Under the Securities Act of 1933, as amended

Ladies and Gentlemen:

     We have acted as counsel to Kopin Corporation, a Delaware corporation (the "Company"), in connection with the registration under the Securities Act of 1933, as amended (the "Act"), of 1,680,331 shares (the "Shares") of the Company's Common Stock, $0.01 par value per share, to be offered by certain stockholders of the Company (the "Selling Stockholders"), pursuant to a Registration Statement on Form S-3 initially filed by the Company with the Securities and Exchange Commission on February 20, 2001.

     As such counsel, we have reviewed the corporate proceedings taken by the Company with respect to the original authorization of the issuance of the Shares. We have also examined and relied upon originals or copies, certified or otherwise authenticated to our satisfaction, of such corporate records, documents, agreements or other instruments of the Company. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind) we have entirely relied upon certificates of officers of the Company, and have assumed, without independent inquiry, the accuracy of those certificates.

     We have assumed the genuineness of all signatures, the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing a document. We have also assumed that the registration requirements of the Act and all applicable requirements of state laws regulating the sale of securities will have been duly satisfied. We have also assumed that the Company received the specified purchase price for the original issuance of the Shares.

     This opinion is limited solely to the Delaware General Corporation Law, as applied by courts located in Delaware, the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting those laws.

     Subject to the foregoing, it is our opinion that the Shares have been duly authorized and validly issued and are fully paid and non-assessable.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading "Legal Matters" in the Prospectus included in the Registration Statement.

                               Very truly yours,


                               /s/ Bingham Dana
                               Bingham Dana LLP

                                                                   Exhibit 23.1




INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Kopin Corporation on Form S-3 of our report dated March 17, 2000, appearing in the Annual Report on Form 10K/A of Kopin Corporation for the year ended December 31, 1999.


/S/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Boston, Massachusetts

February 20, 2001